SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pandora Media, Inc.

(Name of Issuer)

Common Stock, $0.0001

(Title of Class of Securities)

698354107

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698354107

1	NAMES OF REPORTING PERSONS: WaldenVC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Item 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0 (See Item 5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 698354107

1	NAMES OF REPORTING PERSONS: WaldenVC II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Item 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0 (See Item 5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 698354107

1	NAMES OF REPORTING PERSONS: WaldenVC III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Item 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0 (See Item 5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 698354107

1	NAMES OF REPORTING PERSONS: WaldenVC SPK, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (See Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (See Item 5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0 (See Item 5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1

(a) Name of Issuer:

Pandora Media, Inc.

(b) Address of Issuer’s Principal Executive Offices:

2101 Webster Street

Suite 1650

Oakland, CA 94612

Item 2

(a) Name of Persons Filing:

WaldenVC, LLC

WaldenVC II, L.P.

WaldenVC III, LLC

WaldenVC SPK, LLC

(b) Address of Principal Business Office or, if none, Residence:

750 Battery Street, 7th Floor

San Francisco, California 94111

(c) Citizenship:

WaldenVC, LLC – California Limited Liability Company

WaldenVC II, L.P. – California Limited Partnership

WaldenVC III, LLC – Delaware Limited Liability Company

WaldenVC SPK, LLC – Delaware Limited Liability Company

(d) Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Pandora Media, Inc.

(e) CUSIP Number: 698354107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2012, each of WaldenVC II, L.P., WaldenVC III, LLC, WaldenVC SPK, LLC, WaldenVC, LLC and WaldenVC III Management, LLC beneficially owned zero shares of Common Stock. See Item 5.

(b)	Percent of Class:

WaldenVC II, L.P.	0%
WaldenVC III, LLC	0%
WaldenVC SPK, LLC	0%
WaldenVC, LLC	0%
WaldenVC III Management, LLC	0%

(c)	Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)
WaldenVC II, L.P.	0	0	0	0
WaldenVC III, LLC	0	0	0	0
WaldenVC SPK, LLC	0	0	0	0
WaldenVC, LLC	0	0	0	0
WaldenVC III Management, LLC	0	0	0	0

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WaldenVC, LLC

Dated: February 13, 2013	By:	/s/ Lawrence Marcus
Name: Lawrence Marcus
Title: Managing Member

WaldenVC II, L.P.

	By:	/s/ Lawrence Marcus
Name: Lawrence Marcus
Title: Managing Member

WaldenVC III, LLC

	By:	/s/ Lawrence Marcus
Name: Lawrence Marcus
Title: Managing Member

WaldenVC SPK, LLC

	By:	/s/ Lawrence Marcus
Name: Lawrence Marcus
Title: Managing Member

EXHIBIT INDEX

Exhibit A                Joint Filing Undertaking